    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 2000


                              REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------



                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------
                              VISUAL NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                2092 GAITHER ROAD
                               ROCKVILLE, MD 20850
                                 (301) 296-2300
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


           DELAWARE                                         3576                               52-1837515
(State or Other Jurisdiction of                 (Primary Standard Industrial                 (IRS Employer
Incorporation or Organization)                   Classification Code Number)             Identification Number)

                                  ------------

                                SCOTT E. STOUFFER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              VISUAL NETWORKS, INC.
                                2092 GAITHER ROAD
                            ROCKVILLE, MARYLAND 20850
                                 (301) 296-2300
            (Name, Address, Including Zip Code and Telephone Number,
                    Including Area Code of Agent for Service)

                                  ------------

                                   COPIES TO:
                           NANCY A. SPANGLER, ESQUIRE
                        PIPER MARBURY RUDNICK & WOLFE LLP
                           1850 CENTENNIAL PARK DRIVE
                             RESTON, VIRGINIA 20191
                                 (703) 391-7100

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                CALCULATION OF REGISTRATION FEE
==============================================================================================================================
                                                                               PROPOSED
                                                            AMOUNT TO BE       MAXIMUM AGGREGATE         AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED          REGISTERED         OFFERING PRICE (1)        REGISTRATION FEE
=================================================           ==============     ====================      =================
Common stock, par value $.01 per share                          3,322,748           $12,096,464.09             $3,193.47
==============================================================================================================================


(1) Pursuant to Rule 457(c), the proposed maximum aggregate offering price and registration fee are based upon the average of the high and low prices of Visual Networks, Inc.'s common stock on November 2, 2000, as reported on the Nasdaq National Market.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                              SUBJECT TO COMPLETION

                             PRELIMINARY PROSPECTUS

                                NOVEMBER 8, 2000


                                3,322,748 SHARES

                              VISUAL NETWORKS, INC.

                                  COMMON STOCK

                                  ------------

         This prospectus relates to the public offering, which is not being underwritten, from time to time of up to an aggregate of 3,322,748 shares of common stock, par value $.01 per share, of Visual Networks, Inc., a Delaware corporation, by various stockholders. See "Selling Stockholders" on page 15.

         Our common stock is traded on the Nasdaq National Market under the symbol "VNWK". On November 2, 2000, the reported closing price of our common stock on the Nasdaq National Market was $3.688 per share.

         BEGINNING ON PAGE 7, VISUAL HAS LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

         THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  OUR BUSINESS

         We design, manufacture, sell and support comprehensive service management systems for providers and users of new world connectivity services and out-sourced Web services. Our systems combine purpose-built software agents placed at key demarcation points in the network with centralized software applications for performance monitoring, real-time troubleshooting, fault management, inventory discovery, and network capacity planning. Visual UpTime, Visual IP Insight and Visual eWatcher provide network performance measurement and analysis that allows service providers and Web hosters to achieve the service levels required by their customers and to lower operating costs associated with new world networks. The availability of performance monitoring and troubleshooting agents also allows subscribers to verify service levels supplied by their service provider and monitor traffic traversing their networks, a requirement for many subscribers wishing to use public services to carry mission-critical data traffic. Visual Trinity provides the automated discovery of network resources, event correlation and root cause determination, and business impact analysis to enhance the availability and performance of the e-business network infrastructure, which is fundamental to its ability to generate revenue, attract and retain customers, and maintain its competitive position. We believe that our systems are deployed in configurations managing up to 4,500 circuits and Internet access from up to 1.5 million desktop computers.

         We believe that we are a worldwide leader in providing service management systems, and we have shipped systems for deployment on an aggregate of over 150,000 circuits and over 35 million desktops. We have developed relationships with major service providers such as AT&T Corp., Sprint/United Management Company, Worldcom, Inc., British Telecommunications, Concentric Network Corporation, Earthlink Network, Inc., Prodigy Communications Corporation, Verizon, Inc., and BellSouth Communication Systems, Inc. These service providers either resell our systems to their subscribers or integrate our systems into their network infrastructure to enable them to offer enhanced network service levels. Subscribers deploying our systems in their IP networks include ABN-AMRO Bank, BP Amoco p.l.c., Cargill, Inc., Cisco Systems, Inc., Citicorp, Delta Air Lines, Inc., EDS Electronic Commerce Division, Federal Express Corporation, Household International, Inc., Intuit Inc., Marriott International, Inc., Alcoa, Inc., and Waste Management, Inc. Customers deploying our systems for the purposes of root-cause fault determination and business impact analysis include Chase, HypoVereinsbank, Verizon, Bouygues Telecom, ICG Communications, Inc., National Institute of Health, Everest Broadband Networks and AT&T Corp. For the six months ended June 30, 2000, we had consolidated revenue of approximately $59.1 million.

         Visual was incorporated in Maryland in August 1993 under the name Avail Networks, Inc. and reincorporated in Delaware in December 1994 as Visual Networks, Inc. On May 15, 1998, we acquired Net2Net Corporation. On September 30, 1999, we acquired Inverse Network Technology. On May 24, 2000, we acquired Avesta Technologies, Inc. The Net2Net and Inverse acquisitions have been accounted for as pooling of interests transactions. The Avesta acquisition has been accounted for as a purchase business combination.

         Our principal executive offices are located at 2092 Gaither Road, Rockville, Maryland 20850, and our telephone number is (301) 296-2300.

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF
                     VISUAL NETWORKS AND AVESTA TECHNOLOGIES

   FOR THE YEAR ENDED DECEMBER 31, 1999 AND THE SIX MONTHS ENDED JUNE 30, 2000

     On February 7, 2000, Visual Networks and Avesta Technologies entered into an agreement and plan of merger. Upon closing of the merger on May 24, 2000, Visual Networks acquired all of the outstanding preferred and common stock of Avesta Technologies. In addition, all of the outstanding Avesta Technologies stock options and warrants were converted into options and warrants to purchase shares of Visual Networks common stock. At closing, Avesta Technologies equity holders received an aggregate of 5,413,530 shares of Visual Networks common stock, options to purchase 673,338 shares and warrants to purchase 445,463 shares of Visual Networks common stock. In addition, Avesta Technologies equity holders are entitled to receive up to 2,000,000 shares of Visual Networks common stock as additional consideration if certain annual sales goals are achieved in calendar 2000.

     The following unaudited pro forma condensed combined financial statements combine the historical statements of operations of Visual Networks and Avesta Technologies, including their respective subsidiaries, after giving effect to the merger. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 1999, and the six months ended June 30, 2000, give effect to the merger as if it occurred on January 1, 1999.

     The merger has been accounted for using the purchase method of accounting. The purchase method of accounting allocates the aggregate purchase price to the assets acquired and liabilities assumed based upon their respective fair values. The excess of purchase price over the fair value of tangible and identifiable intangible assets acquired, net of liabilities assumed, has been reflected as goodwill. The preliminary purchase price allocation and the pro forma adjustments are based upon currently available information and assumptions that Visual Networks management believes are reasonable. The final allocation will be based upon valuations and other studies that are not yet complete. As a result, the allocation and related pro forma adjustments set forth herein are subject to revision as additional information becomes available and such revised allocation could differ from that set forth herein.

     The following unaudited pro forma condensed combined financial information has been prepared from, and should be read in conjunction with, the audited historical consolidated statements and notes thereto of Visual Networks for the year ended December 31, 1999, filed on Form 10-K and the unaudited financial statements and notes thereto of Visual Networks for the six months ended June 30, 2000, filed on Form 10-Q. The following unaudited pro forma condensed combined financial information has also been prepared from, and should be read in conjunction with the audited historical consolidated statements and notes thereto of Avesta Technologies for the year ended December 31, 1999, filed by Visual Networks on Form S-4 and the unaudited financial statements of Avesta Technologies for the period from January 1, 2000 to the acquisition date, May 24, 2000. The unaudited condensed financial statements and notes thereto of Avesta Technologies for the three months ended March 31, 2000 have been included herein. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position or operating results that would have occurred had the merger been completed on January 1, 1999, nor is it necessarily indicative of future financial position or operating results.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         HISTORICAL  HISTORICAL     PRO FORMA             PRO FORMA
                                                           VISUAL     AVESTA(e)    ADJUSTMENTS   NOTE     COMBINED
                                                         ---------  ----------    -----------    ----   -----------
      Revenues.....................................      $  91,719  $    6,970    $        --           $    98,689
      Cost of revenues.............................         30,888       1,882             --                32,770
                                                         ---------  ----------    -----------           -----------
          Gross profit.............................         60,831       5,088             --                65,919
                                                         ---------  ----------    -----------           -----------
      Operating expenses:
          Research and development.................         16,677       4,099             --                20,776
          Sales and marketing......................         24,447      12,187             --                36,634
          General and administrative...............          7,928       6,694             --                14,622
          Amortization of acquired intangibles.....             --          --         87,972    (a)         87,972
          Merger-related costs.....................          6,776          --             --                 6,776
                                                         ---------  ----------    -----------           -----------
               Total operating expenses............         55,828      22,980         87,972               166,780
                                                         ---------  ----------    -----------           -----------
      Income (loss) from operations................          5,003     (17,892)       (87,972)             (100,861)
      Interest income, net.........................          2,270         441             --                 2,711
                                                         ---------  ----------    -----------           -----------
      Income (loss) before income taxes............          7,273     (17,451)       (87,972)              (98,150)
      Benefit (provision) for income taxes.........         (3,722)         --         15,500    (b)         11,778
                                                         ---------  ----------    -----------           -----------
      Net income (loss)............................      $   3,551  $  (17,451)   $   (72,472)          $   (86,372)
                                                         =========  ==========    ===========           ===========
      Basic income (loss) per share................      $    0.14                                      $     (2.88)
                                                         =========                                      ===========
      Diluted income (loss) per share..............      $    0.13                                      $     (2.88)
                                                         =========                                      ===========
      Basic weighted-average shares outstanding....         24,583                      5,414    (c)         29,997
                                                         =========                ===========           ===========
      Diluted weighted-average shares outstanding..         26,547                      3,450    (c)         29,997
                                                         =========                ===========           ===========

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              HISTORICAL   HISTORICAL     PRO FORMA             PRO FORMA
                                                              VISUAL (f)    AVESTA(f)    ADJUSTMENTS   NOTE     COMBINED
                                                              ---------   ----------    -----------    ----   -----------
     Revenues.........................................        $  59,138   $    5,810    $        --           $    64,948
     Cost of revenues.................................           18,785          936             --                19,721
                                                              ---------   ----------    -----------           -----------
         Gross profit.................................           40,353        4,874             --                45,227
                                                              ---------   ----------    -----------           -----------
     Operating expenses:
         Research and development.....................           11,308        3,347             --                14,655
         Write-off of purchased research and development         39,000           --        (39,000)  (d)              --
         Sales and marketing..........................           16,257        8,519             --                24,776
         General and administrative...................            4,627        3,123             --                 7,750
         Amortization of acquired intangibles.........            8,841           --         35,127   (a)          43,968
                                                              ---------   ----------     ----------           -----------
              Total operating expenses................           80,033       14,989         (3,873)               91,149
                                                              ---------   ----------    ------------          -----------
     Loss from operations.............................          (39,680)     (10,115)         3,873               (45,922)
     Interest income, net.............................            1,370          116             --                 1,486
                                                              ---------   ----------    -----------           -----------
     Loss before income taxes.........................          (38,310)      (9,999)         3,873               (44,436)
     Benefit for income taxes.........................            1,532           --          4,689   (b)           6,221
                                                              ---------   ----------    -----------           -----------
     Net loss.........................................        $ (36,778)  $   (9,999)   $     8,562           $   (38,215)
                                                              ==========  ==========    ===========           ===========
     Basic loss per share.............................        $   (1.40)                                      $     (1.25)
                                                              ==========                                      ===========
     Diluted loss per share...........................        $   (1.40)                                      $     (1.25)
                                                              ==========                                      ===========
     Basic weighted-average shares outstanding........           26,189                       4,313   (c)          30,502
                                                              =========                 ===========           ===========
     Diluted weighted-average shares outstanding......           26,189                       4,313   (c)          30,502
                                                              =========                 ===========           ===========

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The merger resulted in an allocation of purchase price to the net tangible and intangible assets of Avesta Technologies, as well as a write-off of the portion of the purchase price allocated to in-process technology. Visual Networks has allocated the purchase price, on a preliminary basis, based upon the fair values of the assets and the liabilities acquired and allocated the purchase price accordingly.

     The determination of the aggregate purchase price includes the fair value of the equity securities that were issued by Visual Networks to the Avesta Technologies equity holders at closing. The fair value of the additional 2,000,000 shares (the "Additional Shares") of Visual Networks common stock that may be issued to Avesta Technologies equity holders if certain annual sales goals are achieved in calendar 2000 has not been included in the determination of the initial purchase price as such shares may not be issued to the Avesta Technologies equity holders if such sales goals are not met. Such shares will be included as additional purchase price when and if Avesta Technologies achieves the specified sales targets. The shares of Visual Networks common stock issued at closing as consideration have been valued at $59.30 per share based upon the average closing price of Visual Networks common stock surrounding and including the date the merger was agreed to and announced.

     Avesta Technologies' outstanding options and warrants were converted to equivalent options and warrants of Visual Networks. The number of shares exerciseable under these options and warrants and the exercise prices were adjusted such that Visual Networks options and warrants issued for Avesta Technologies options and warrants have an equivalent intrinsic value per option and warrant. The terms and vesting periods of the options and warrants have not been modified. Accordingly, the estimated fair value of these options and warrants, based upon the Black-Scholes valuation model, has been included in the determination of the purchase price.

     The aggregate purchase price was determined as follows (in thousands):

                         Fair value of common stock............. $  321,022
                         Fair value of options and warrants.....     62,067
                         Estimated transaction costs
                           and other............................     12,032
                                                                 ----------
                                   Aggregate purchase price..... $  395,121
                                                                 ==========

     The aggregate purchase price was allocated on a preliminary basis to the net tangible and intangible assets of Avesta Technologies as follows (in thousands):

                         Net assets acquired.................... $     1,215
                         Completed technology...................     129,000
                         In-process technology..................      39,000
                         Assembled workforce....................       4,000
                         Trademarks.............................      19,000
                         Goodwill...............................     244,279
                         Deferred tax liability.................     (41,373)
                                                                 ------------
                                                                 $   395,121
                                                                 ============

(a) Reflects the amortization of goodwill and identifiable intangible assets resulting from the merger on a straight-line basis. For amortization purposes, the assembled workforce has been assigned a three-year life, trademarks have been assigned a seven-year life, goodwill has been assigned a four-year life, and the completed technology has been assigned a five-year life.

(b) Reflects the adjustment in the benefit (provision) for income taxes resulting from the effect of the Avesta Technologies operating losses and the effect of the Avesta Technologies merger.

(c) The pro forma weighted-average shares outstanding includes Visual Networks' weighted-average shares outstanding plus the shares issued to Avesta Technologies stockholders in the merger, excluding the Additional Shares. The treasury stock effect of options and warrants to purchase Visual Networks stock for the year ended December 31, 1999 and the six months ended June 30, 2000 has been excluded from the calculation of pro-forma diluted weighted-average shares outstanding as such effect would be anti-dilutive.

(d) Reflects the elimination of the one-time charge related to the write-off of the portion of the purchase price allocated to in-process technology.

(e) Certain historical amounts have been reclassified to conform to the pro forma condensed combined presentation.

(f) Historical Visual Networks includes the results of operations of Avesta Technologies from the closing date of the merger, May 24, 2000, through June 30, 2000. Historical Avesta Technologies includes the results of operations of Avesta Technologies from January 1, 2000 through May 23, 2000.

                           FORWARD-LOOKING STATEMENTS

     This document contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. These forward-looking statements are based upon current information and expectations regarding Visual Networks and its subsidiaries. These estimates and statements speak only as of the date on which they are made, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecasted in such forward-looking statements. These forward-looking statements generally may be identified by their reference to a future period or periods or by the use of forward-looking terminology such as "may," "will," "intend," "should," "expect," "anticipate," "believe," "estimate," "continue," the negatives of those terms or similar expressions. You should understand that forward-looking statements are estimates reflecting the judgment of management of Visual Networks, not guarantees of future performance. Such statements are subject to risks, uncertainties and assumptions, including, but not limited to those discussed under "Risk Factors" or in our other SEC filings.

                                  RISK FACTORS

    In addition to the other information provided or incorporated by reference in this document, you should consider the following factors carefully in evaluating whether to make your investment decision. You should also refer to "Forward Looking Statements" on page 6. References to "we", "us" or "our" refer to Visual Networks on a consolidated basis unless the context suggests otherwise.

OUR FUTURE SUCCESS DEPENDS UPON THE SUCCESSFUL IMPLEMENTATION OF OUR NEW BUSINESS STRATEGIC INITIATIVES.

    During the past few quarters, we allowed our business strategy to become less focused, which increased the complexity of our business and adversely affected our results of operations. In an attempt to refocus our efforts, we recently adopted a comprehensive, three-pronged plan that will seek to strengthen our business by:

    - realigning our product portfolio - Visual UpTime, Visual IP Insight, Visual Trinity and Visual eWatcher to broadband and Web outsourcing;

    - strengthening our senior management team; and

    - concentrating our sales, marketing and R&D initiatives around service providers and their end-user customers.

    As a result of these initiatives, we have begun to:

    - consolidate our four research and development centers into two main centers in Rockville and New York;

    - search for a president to focus on day-to-day execution; and

    - reduce our workforce by 140 employees and close our facilities in Ottawa, Canada and Sunnyvale, California.

    The failure to successfully implement our new strategy in a timely manner or achieve the anticipated reductions in operating expenses derived from any portion of our plan would have a material adverse effect on our business, financial condition and results of operations.

FAILURE OF BROADBAND ACCESS SERVICES TO ACHIEVE SIGNIFICANT MARKET PENETRATION COULD IMPACT THE EFFECTIVENESS OF OUR NEW STRATEGIC BUSINESS INITIATIVES.

    Part of the new strategic business initiatives is to provide comprehensive service management for new world networks running over broadband access facilities such as DSL, fixed wireless, and cable. There is no assurance that these access technologies will achieve broad-based market acceptance for mission critical applications for the business customers of the service providers. Failure of these technologies to achieve broad-based market acceptance could adversely affect future revenues, financial condition, and results of operations.

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT AND WE MAY NOT BE PROFITABLE IN THE FUTURE.

    Our limited history, operating losses and accumulated deficit make predicting our future operating results difficult. Our company was organized in 1993 and we introduced Visual UpTime in mid-1995. Accordingly, we have only a limited operating history upon which an evaluation of our product and prospects can be based. As of June 30, 2000, we had an accumulated deficit of approximately $68.2 million. Although we reported net income of $3.6 million for 1999, we incurred a consolidated net loss in the six month period ended June 30, 2000, of approximately $36.8 million. The loss in the six month period ended June 30, 2000, related primarily to the write-off of purchased research and development and the amortization of acquired intangibles. We also experienced losses of $9.2 million and $6.5 million in 1997 and 1998, respectively. The loss in 1997 related primarily to our expenditures associated with the development and marketing of the Visual UpTime product, the products of Net2Net, and the products of Inverse. The loss in 1998 related primarily to the effect of merger-related costs and the effect of the Net2Net and Inverse operating losses prior to the respective dates of acquisition.

WE MAY NOT BE ABLE TO SUSTAIN HISTORICAL REVENUE TRENDS IN THE FUTURE.

    Our revenue in any period depends primarily on the volume and timing of orders received during the period, which are difficult to predict. Our expense levels are based, in part, on the expectation of future revenue. If revenue levels are below expectations due to delays associated with customers' decision-making processes or for any other reason, operating results are likely to be materially and adversely affected. Results of operations may be affected disproportionately by a reduction in revenue because a large portion of our expenses are fixed and cannot be easily reduced without adversely affecting our business. In addition, we currently intend to sustain funding of research and product development efforts and sales, marketing and customer support operations and to expand distribution channels. To the extent such expenses precede or are not promptly followed by increased revenue, our business, financial condition and results of operations could be adversely affected.


OUR SUCCESS DEPENDS ON SERVICE PROVIDER COMPANIES INCORPORATING OUR PRODUCT INTO THEIR INFRASTRUCTURE.

    Network service companies have not typically offered products and services that enable their customers to measure and test the level of service they receive on their communications networks. If these companies do not want to offer this type of service, our future revenues could be significantly lower than anticipated. Our sales and marketing strategy depends on sales of Visual UpTime, Visual IP Insight, Visual Trinity and Visual eWatcher to service provider companies for them to deploy as part of their network infrastructure. Although we expect that for 2001, a significant portion of our revenue will be attributable to sales of Visual UpTime, Visual IP Insight, Visual Trinity and Visual eWatcher to service providers, we cannot be sure that we will be successful in demonstrating the value of our products to service provider companies.

    We believe that the success of the provider deployment strategy depends on a number of factors over which we may have little or no control, including:

    - acceptance of and satisfaction with our systems by service provider companies and their customers;

    - the realization of operating cost efficiencies when Visual Uptime, Visual IP Insight, Visual Trinity and/or Visual eWatcher is deployed;

    - our ability to convince the service providers of the operational benefits of Visual UpTime, Visual IP Insight, Visual Trinity and Visual eWatcher;

    - the demand generation for these systems from customers and support for the systems by the service provider companies' sales forces;

    - the competitive dynamics between service provider companies that provide communication networks for wide area use and the development of service for new world networks overall;

    - our successful development of systems and products that address the requirements for systems deployed as part of a service provider company's infrastructure;

    - the timing and successful completion of integration development work by service provider companies to incorporate our service management functionality into their operational infrastructure; and

    - the absence of new technologies that make our products and systems obsolete before they become standardized in network systems.

    The failure of our products to become an accepted part of the service provider companies' infrastructure or a slower than expected increase in the volume of sales by us to these companies could have a material adverse effect on our business, financial condition and results of operations.

OUR LONG SALES CYCLE REQUIRES US TO EXPEND SIGNIFICANT RESOURCES ON POTENTIAL SALES OPPORTUNITIES THAT MAY NEVER BE CONSUMMATED.

    If we do not generate additional revenue from our sales and marketing efforts, the expended resources and lack of increased revenues could have a material adverse affect on our business, financial condition and results of operations. Our future business prospects depend on growing the sales of our products and services. The incorporation of our product into the infrastructure of service providers under which we are emphasizing future sales is characterized by a long sales cycle to turn opportunities into sales.

    The risks inherent in the long sales cycle for Visual UpTime, Visual IP Insight, Visual Trinity and Visual eWatcher, many of which we have little or no control over, include:

    - service provider companies' internal acceptance reviews;

    - service provider companies' budgetary constraints and technology assessment;

    - service provider companies' lengthy decision-making processes;

    - the attendant delays frequently associated with service provider companies' internal procedures to approve large capital expenditures; and

    - the substantial commitment of capital from service provider companies.

    Sales of Visual UpTime, Visual IP Insight, Visual Trinity and Visual eWatcher generally involve significant testing by and education of both service provider companies and their customers as well as a substantial commitment of our sales and marketing resources. As a result, we may expend significant resources pursuing potential sales opportunities that will not be consummated. Even if providers deploy our products, curtailment or termination of service provider company marketing programs, reduction in demand by service provider customers, decreases in service provider company capital budgets or reduction in the purchasing priority assigned to products such as Visual UpTime, Visual IP Insight and Visual Trinity, particularly if significant and unanticipated by us, could have a material adverse effect on our business, financial condition and results of operations.

THE LOSS OF SPRINT, AT&T OR WORLDCOM AS A CUSTOMER COULD HARM OUR BUSINESS.

    Our provider deployment strategy depends predominantly on sales to service provider companies. The loss of any one of Sprint, AT&T or Worldcom, which have historically provided a majority of our revenue, would result in a substantial loss of revenue that could have a material adverse effect on our business, financial condition and results of operations. For the six months ended June 30, 2000, Sprint, AT&T and Worldcom accounted for 17%, 27% and 10%, respectively, of our consolidated revenue. This concentration should continue as our customer base will consist predominantly of service provider companies.

    Existing service provider company customers are not easily replaced because of the relatively few participants in that market. High barriers to entry due to extraordinary capital requirements and the likelihood that mergers of existing providers may further reduce their number mean that replacing a significant network provider company customer will be even more difficult in the future.

    Furthermore, the small number of customers means that the reduction, delay or cancellation of orders or a delay in shipment of our products to any one service provider company customer could have a material adverse effect on our business, financial condition and results of operations.

    Our anticipated dependence on sizable orders from a limited number of service provider companies will make the relationship between us and each service provider company critically important to our business. As our relationships with these service provider companies evolve over time, we will make adjustments to product specifications, forecasts and delivery timetables in response to service provider company demands and expectations. Further, because none of our agreements contain minimum purchase requirements, there can be no assurance that the issuance of a purchase order will result in significant recurring business. Any inability to manage our service provider company relationships successfully could have a material adverse effect on our business, financial condition and results of operations.

THE TERMINATION OF THE SPRINT AND WORLDCOM MERGER MAY PROLONG THE TIME TO PROFITABILITY WITH RESPECT TO TWO OF OUR MAJOR ACCOUNTS.

    Our organizational and strategic integration activities that we were undertaking with respect to our Sprint and Worldcom accounts must now be reversed as a result of the termination of the Sprint and Worldcom merger. This activity may adversely affect the business relationships that we were establishing in the combined company and may prolong our sales cycles. Either of these may have a material adverse effect on our business, financial condition and results of operations.

THE PENDING BREAK-UP OF AT&T COULD LENGTHEN SALES CYCLES AND ADVERSELY AFFECT OUR BUSINESS.

    Potential disruption caused by the pending break-up of AT&T could result in delays by AT&T's customers in ordering services based on our equipment and delays in installation of services by AT&T. Both of these conditions could adversely affect our business, financial condition and results of operations.

    The separation by AT&T of its Business unit, Broadband unit and Wireless unit into three different companies could impact potential synergies realized from integrated service management across multiple broadband access technologies, which is an important strength of our systems.

THE CONSOLIDATION OF THE TELECOMMUNICATIONS INDUSTRY, PARTICULARLY WITH RESPECT TO INTERNET SERVICE PROVIDERS, DSL PROVIDERS AND CLECS, COULD RESULT IN A LENGTHENED SALES CYCLE.

    Many companies in the telecommunications industry, particularly Internet service providers, DSL providers and competitive local exchange carriers, are consolidating with each other. As a result, management of these companies is focused on internal integration and other issues and is less likely to focus on the purchasing of additional equipment and services. This is likely to affect our business by lengthening our sales cycle.

WE FACE GROWING COMPETITION THAT COULD MAKE IT DIFFICULT FOR US TO ACQUIRE AND RETAIN CUSTOMERS.

    The market for service management systems for new world connectivity services and out-sourced Web services is new and rapidly evolving. We expect competition in this market to intensify in the future. Our competitors vary in size and in the scope and breadth of the products and services that they offer. Many of these competitors have greater financial, technical, marketing and other resources than us, and some have well established relationships with our current and potential customers. As a result, these competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than us, or devote greater resources than us to the development, promotion and sale of products. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations.

    We may experience competition from less expensive products and services that provide only a portion of the functionality provided by our products and services. In particular, as prices for network equipment components such as data service units/channel service units decrease, customers may decide to purchase these less expensive products even though they lack certain features offered by our products, particularly when these units are integrated in customer routers and switches. For example, we expect that participants with strong capabilities in these various segments could partner with each other to offer products that supply functionality approaching that provided by Visual UpTime. We are aware of such arrangements between Digital Link and NetScout, and NetScout and Paradyne. The success of such products could have a material adverse effect on our business, financial condition and results of operations.

    If we expand the scope of our products and services, we may encounter many additional, market-specific competitors. These potential competitors include companies that sell network management software such as Lucent Technologies, Inc. - OneVision Division and Telecordia Technologies, Inc., each of which has announced products that could potentially compete with us in the future. The success of such products could have a material adverse effect on our business, financial condition and results of operations.

    We may experience competition from fault management companies, such as Micromuse, that provide only a portion of the functionality provided by our products and services. If the functionality of these systems is sufficient to meet customer requirements, or these companies add functionality to match our products and services, the success of such products could have a material adverse effect on our business, financial condition and results of operations.

OUR DEFENSE OF THE LITIGATION RELATING TO OUR ALLEGED FALSE AND MISLEADING STATEMENTS IN ADDITION TO A COMPETITOR'S PATENT INFRINGEMENT CLAIM MAY RESULT IN COSTLY LITIGATION, DIVERT THE EFFORTS AND ATTENTION OF OUR MANAGEMENT, AND BE UNSUCCESSFUL.

    In July 2000, several purported class action complaints were filed against us and Scott E. Stouffer, our Chairman and CEO, in the United States District Court for the District of Maryland. The complaints allege that between February 7, 2000 and August 22, 2000, the defendants made false and misleading statements which had the effect of inflating the market price of our stock, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaints do not specify the amount of damages sought. We believe that the plaintiffs' claims are without merit and intend to defend these cases vigorously. We may, however, incur significant legal costs related to this litigation.

    In October 1997, a lawsuit was filed against Avesta and one of its employees that alleges patent infringement, unfair competition, breach of contract and interference with contractual relations resulting in unjust enrichment. Avesta answered the complaint, denying all allegations, and also asserted counterclaims against the plaintiff for patent misuse, unfair competition and interference with business and patent invalidity. We intend to vigorously defend itself against these allegations and we believe that they acted appropriately in connection with the matters at issue. We cannot presently determine the ultimate outcome of this action and the effect, if any, on the our financial statements. A negative outcome could have a material adverse effect on our financial position.

    Failure to prevail in the intellectual property litigation could result in one or more of the following:

    - the payment of substantial monetary and punitive damages;

    - the reimbursement of the plaintiff's legal costs;

    - the requirement to stop selling one of our major products in its current form;

    - the redesign of that product;

    - the requirement to license certain technology from the plaintiff, which could include significant royalty payments; and

    - the indemnification of certain customers against the losses they may incur due to the alleged infringement.

    In addition, we may incur significant legal costs related to this litigation.

OUR INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE AND WE MUST ADAPT QUICKLY TO THESE CHANGES TO COMPETE EFFECTIVELY.

    The market for our products is characterized by rapid changes, including continuing advances in technology, frequent new product introductions, changes in customer requirements and preferences and changes in industry standards. If we are unable to develop and introduce new products and product enhancements in a timely fashion that accommodate these changes, we will likely lose customers and business which could have a material adverse effect on our business, financial condition and results of operations. The introduction of new technologies or advances in techniques for network services or the integration of service level management functionality into other network hardware components could render our products obsolete or unmarketable. There can be no assurance that (i) our existing products will continue to compete successfully; (ii) our future product offerings will keep pace with the technological changes implemented by our competitors; (iii) our products will satisfy evolving industry standards or preferences of existing or prospective customers; or (iv) we will be successful in developing and marketing products for any future technology. Failure to achieve any one of these objectives could have a material adverse effect on our business, financial condition and results of operations.

OUR FUTURE SUCCESS DEPENDS ON CONTINUED MARKET ACCEPTANCE OF THE NEW WORLD NETWORK SERVICES AND OUR ABILITY TO ADAPT TO NEW NETWORK TECHNOLOGIES THAT MAY DEVELOP.

    Because our systems are deployed predominantly on new world networks such as Frame Relay, ATM, IP, remote access and VPNs, our near-term success will depend on the continued market acceptance of these technologies as preferred networking solutions. If these services do not maintain widespread market acceptance, the market for our products will be substantially reduced which could have a material adverse effect on our business, financial condition and results of operations. Although we are currently devoting significant resources to the development of additional products, there can be no assurance that we will complete the development of these or any future products in a timely fashion, that we will successfully manage the transition from existing products, that our future products will achieve market acceptance, or if market acceptance is achieved, that we will be able to maintain such acceptance for a significant period of time. If we are unable to develop products on a timely basis that address changing customer needs and technologies, we may lose market share to competitors or be required to substantially increase development expenditures. Such an increase in research and development expenditures may have a material adverse effect on our business, financial condition and results of operations. There also can be no assurance that products or technologies developed by others will not adversely affect our competitive position or render our products or technologies noncompetitive or obsolete.

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE WIDESPREAD ADOPTION OF NEW WORLD NETWORKS BY BUSINESS AND CONSUMERS FOR E-COMMERCE AND COMMUNICATIONS.

    Because our service management products and services are based on providing performance measurement and diagnostics for the Internet and corporate IP networks, the Internet must be widely adopted, in a timely manner, as a means of electronic commerce, or e-commerce, and communications. If such adoption should not occur, our business, financial condition and results of operations could be adversely affected. Because e-commerce and communications over the Internet are new and evolving, it is difficult to predict the size of this market and its sustainable growth rate. In addition, we believe that the use of the Internet for conducting business transactions could be hindered for a number of reasons, including, but not limited to:

    - security concerns including the potential for fraud or theft of stored data and information communicated over the Internet;

    - inconsistent quality of service, including well-publicized outages of popular web sites;

    - lack of availability of cost-effective, high-speed service;

    - limited numbers of local access points for corporate users;

    - delay in the development of enabling technologies or adoption of new standards;

    - inability to integrate business applications with the Internet;

    - the need to operate with multiple and frequently incompatible products;
      and

    - a lack of tools to simplify access to and use of the Internet.

IMPROVEMENTS TO THE INFRASTRUCTURE OF THE INTERNET COULD REDUCE OR ELIMINATE DEMAND FOR OUR INTERNET PERFORMANCE MEASUREMENT PRODUCTS AND SERVICES.

    The demand for our service management products and services could be reduced or eliminated if future improvements to the infrastructure of the Internet lead companies to conclude that measuring and evaluating the performance of their networks is no longer important to their business. The Internet is a complex, heterogeneous network of communications networks with multiple operators and vendors supplying and managing the underlying infrastructure as well as connections to this infrastructure. Because the inherent complexity of the Internet currently causes significant e-commerce quality-of-service problems for companies, the vendors and operators that supply and manage the underlying infrastructure are continuously seeking to improve the speed, availability, reliability and consistency of the Internet. If these vendors and operators succeed in significantly improving the performance of the Internet, which would result in corresponding improvements in the performance of companies' networks, demand for our products and services would likely decline which could have a material adverse effect on our business, financial condition and results of operations.

ERRORS IN OUR PRODUCTS OR SERVICES COULD DISCOURAGE CUSTOMERS AND DAMAGE OUR REPUTATION.

    If our existing or future products or services contain errors that are not detected before shipment, we could experience a loss of or delay in market acceptance of our products, diversion of development resources, damage to our reputation or increases in service or warranty costs, any of which could have a material adverse effect upon our business, financial condition and results of operations. Products and services as complex as those we offer may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by us and by current and potential customers, errors will not be found in new products and services until commercial shipments have commenced.

OUR DEPENDENCE ON SOLE AND LIMITED SOURCE SUPPLIERS MAKES THE PRICE WE PAY FOR IMPORTANT COMPONENTS IN OUR PRODUCTS MORE VOLATILE.

    We purchase many key components used in the manufacture of our products only from sole or limited sources. If a sole or limited source supplier raises their prices, delays shipments or becomes unable or unwilling to supply a key component, we may be forced to obtain these components from alternative sources if they are available, which could impair our ability to deliver our products to our customers in a timely and cost-effective manner, or could force us to increase our prices or reduce our gross profit margins. Any of these events could have a material adverse effect on our business, financial condition and results of operations and could jeopardize our relationships with those customers.

    The risks associated with being dependant on sole or limited source suppliers of key components include the following:

    - we have not identified alternative suppliers for all of our key components and we may not be able to find alternative suppliers, if necessary, or find alternative components of comparable quality;

    - we will have to qualify alternative suppliers before we purchase components from them which will, even if successful, necessarily delay the process of procuring the replacement components;

    - most of our suppliers do not have long-term agreements with us, so these suppliers could suddenly increase component prices;

    - even minor delays in shipments of key components from suppliers, which we have experienced in the past, could delay the shipment of our products;

    - although all of our sole or limited source suppliers are based in the United States, some of them may manufacture or acquire components from outside of the United States and thus they may be unable to deliver their components if their own supplies are interrupted by events in other countries; and

    - some of the components, including dynamic random access memories and embedded communications processors, are subject to significant price fluctuations.

    Sole-source components presently include framers, certain semiconductors, embedded communications processors, communication controllers and line interface components.

WE MAY FACE DIFFICULTIES ASSIMILATING AND MAY INCUR COSTS ASSOCIATED WITH ANY FUTURE ACQUISITIONS.

    We may seek to acquire or invest in businesses, products or technologies that we feel could complement or expand our business, augment our market coverage, enhance our technical capabilities or that may otherwise offer growth opportunities. Acquisitions could create risks for us, including:

    - difficulties in assimilation of acquired personnel, operations and technologies;

    - unanticipated costs associated with the acquisition;

    - diversion of management's attention from our core business;

    - adverse effects on existing business relationships with channel partners of our products and services and our customers; and

    - use of substantial portions of our available cash to consummate the acquisition.

    Our failure to successfully assimilate companies or technologies acquired by us or the occurrence of unanticipated costs that may arise in connection with such acquisitions, could have a material adverse effect on our business, financial condition and results of operations.

IF WE EXPAND OUR INTERNATIONAL ACTIVITIES, OUR BUSINESS WILL BE SUSCEPTIBLE TO ADDITIONAL RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     We believe we must expand the sales and marketing activities for our products and services outside the United States and hire additional international personnel. Therefore, we expect to commit significant resources to expand our international sales and marketing activities, which were less than 10% of our consolidated revenue for 1999 and prior periods. Conducting international operations would subject us to risks we do not face in the United States. These include, but are not limited to:

    - currency exchange rate fluctuations;

    - seasonal fluctuations in purchasing patterns;

    - unexpected changes in regulatory requirements;

    - maintaining and servicing computer hardware in distant locations;

    - longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

    - difficulties in managing and staffing international operations;

    - potentially adverse tax consequences, including restrictions on the repatriation of earnings;

    - the burdens complying with a wide variety of foreign laws; and

    - reduced protection for intellectual property rights in some countries.

     The Internet and other IP services, such as Frame Relay and ATM, may not be used as widely in other countries and the adoption of public data service for transporting mission-critical applications may evolve slowly or may not evolve at all. As a result, we may not be successful in selling our products and services to customers in markets outside the United States. Failure to expand our international activities successfully could have a material adverse effect on our business, financial condition and results of operations.

THE LOSS OF KEY PEOPLE COULD JEOPARDIZE OUR GROWTH PROSPECTS.

     The loss of the services of Scott E. Stouffer, our Chairman, President and Chief Executive Officer, and Peter J. Minihane, our Chief Financial Officer, or any other key employee could adversely affect our ability to execute our business plan and could have a material adverse effect on our business, financial condition and results of operations. Our success depends to a significant degree upon the continuing contributions of our key management and technical employees, particularly Messrs. Stouffer and Minihane.

OUR INABILITY TO RECRUIT AND RETAIN EMPLOYEES MAY HURT OUR GROWTH PROSPECTS.

     We are actively seeking to fill two executive management positions. If we fail to recruit and retain personnel, it could damage our ability to grow and expand our business. Our future success depends on our ability to retain highly skilled managerial, sales, marketing, customer support and product development personnel. Intense competition for technically trained sales and product development personnel makes recruiting qualified personnel difficult. There can be no assurance that we will be successful in retaining our key employees. Failure to retain key personnel could have a material adverse effect on our business, financial condition and results of operations.

OTHERS MAY CLAIM THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS.

     If others claim that our products infringe on their intellectual property rights, whether the claims are valid or not, we may be forced to spend significant sums in litigation, pay damages, delay product shipments, reengineer our products or acquire licenses to the claimant's intellectual property. We expect that these claims may become more common as the number of products in the network management industry increases and the functionality of these products further overlaps. If a claimant is successful in a lawsuit arising from such a claim, it could have a material adverse effect on our business, financial condition and results of operations.

WE MUST PROTECT OUR OWN INTELLECTUAL PROPERTY RIGHTS.

     Our success is dependent on our proprietary technology and intellectual property rights. We hold three patents and also rely on copyright and trade secret laws, trademarks, confidentiality procedures and contractual provisions to protect our proprietary software, documentation and other proprietary information. These protection methods may not be adequate to prevent competitors from developing similar technology. Moreover, in the absence of patent protection, our business may be adversely affected by competitors that develop functionally equivalent technology. Litigation to enforce our intellectual property rights, regardless of its success or failure, could be burdensome and expensive and could involve a high degree of uncertainty. In addition, legal proceedings may divert management's attention from growing our business.

     We may be subject to additional risk as we enter into transactions in countries where intellectual property laws are not well developed or enforced effectively. Legal protection of our rights may be ineffective in such countries, and technology developed or used in such countries may not be protectable in jurisdictions where protection is ordinarily available. Failure to adequately protect our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE ANTI-TAKEOVER PROTECTIONS THAT MAY DELAY OR PREVENT A CHANGE IN CONTROL THAT COULD BENEFIT OUR STOCKHOLDERS.

     Terms of our certificate of incorporation and bylaws make it more difficult for another individual or company to acquire control of our company, even if a change of control would benefit our stockholders. These terms include:

    - our board of directors, without stockholder approval, may issue up to 5,000,000 shares of preferred stock on terms that they determine. This preferred stock could be issued quickly with terms that delay or prevent the change in control of our company, make removal of management more difficult or depress the price of our stock;

    - certain provisions of our certificate of incorporation and bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest;

    - we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law which prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner;

    - our board of directors is "staggered" so that only a portion of its members are elected each year;

    - only our board of directors, our chairman of the board, our president or stockholders holding a majority of our stock can call special stockholder meetings; and

    - special procedures must be followed in order for stockholders to present proposals at stockholder meetings.

     In addition, our credit facility with Silicon Valley Bank prohibits us from engaging in a merger with or being acquired by another entity without their consent, unless we are the surviving entity.

                                 USE OF PROCEEDS

         Visual will not receive any proceeds from the sale of the shares hereunder.

                              SELLING STOCKHOLDERS

         Each of the Selling Stockholders was a stockholder and an affiliate of Avesta Technologies. In the merger, the shares of capital stock of Avesta Technologies owned by the Selling Stockholders were converted, on a pro rata basis, into shares of Visual's common stock, and Avesta Technologies became our wholly owned subsidiary. The Selling Stockholders received, in the aggregate, 3,472,748 shares of Visual Networks common stock in the merger, all of which may be offered for sale from time to time by the Selling Stockholders pursuant to the registration statement of which this Prospectus is a part.

         The following table sets forth the name of each of the Selling Stockholders, the positions, offices and other material relationships, if any, of the Selling Stockholders with Avesta Technologies prior to the merger, the number of shares held by such Selling Stockholder as a result of the merger, and the number of shares being offered by such Selling Stockholder.

                                            Number of
                                            Shares Held       Number of        Position, Office or Other
                                            as a Result of    Shares           Material Relationship
                  Name                      the Merger        Offered (1)      with Avesta
                  ====                      =========         ==========       ========================

         Kam Saifi                           1,640,576          1,490,576      Director, President, Chief
                                                                                 Executive Officer
         Information Associates Fund(2)      1,832,172          1,832,172
                                             ---------          ---------

         Total                               3,472,748          3,322,748
                                             =========        ===========

-----------------------------------------

         (1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

         (2) Information Associates Fund is composed of Information Associates, LP, which owns 1,782,434 shares of Visual common stock and Information Associates, CV, which owns 49,738 shares of Visual common stock.

         If all the shares of common stock being offered by the Selling Stockholders are sold, none of the Selling Stockholders will own any common stock that they acquired as part of the merger upon completion of this offering.

                              PLAN OF DISTRIBUTION

         We are registering an aggregate of 3,322,748 shares of common stock to permit public secondary sales of the shares of common stock by the Selling Stockholders, or any of them, from time to time after the date of this Prospectus. We anticipate that the Selling Stockholders may sell all or a portion of the common stock from time to time through the Nasdaq National Market and may sell common stock to or through one or more broker-dealers at prices prevailing on such Nasdaq National Market at the times of such sales. The Selling Stockholders may also make private sales directly or through one or more broker-dealers. Broker-dealers participating in such transactions may receive compensation in the form of discounts, concessions or commissions (including, without limitation, customary brokerage commissions) from the Selling Stockholders effecting such sales. The Selling Stockholders and any broker-dealers who act in connection with sales of common stock may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the common stock might be deemed to be underwriting discounts and commissions under the Securities Act. In effecting sales, broker-dealers engaged by a Selling Stockholder may arrange for other broker-dealers to participate.

         The Selling Stockholders will pay all discounts and selling commissions (if any), fees and expenses of counsel and other advisors to the Selling Stockholders, or any of them, and any other expenses incurred in connection with the registration and sale of the common stock, other than the registration fee payable to the SEC hereunder, the listing fee to be paid for listing the shares of common stock on the Nasdaq National Market, fees and expenses relating to the registration or qualification of the shares of common stock pursuant to any applicable state securities or "blue sky" laws and the fees and expenses of our counsel and independent accountants, which will be paid by us.

                                  LEGAL MATTERS

         Counsel for Visual, Piper Marbury Rudnick & Wolfe LLP, Reston, Virginia, has rendered an opinion to the effect that the Visual Common Stock offered hereby is duly and validly issued, fully paid and nonassessable.

                                     EXPERTS

         The consolidated financial statements and schedules of Visual Networks, Inc. as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in the Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports with respect thereto, and are included herein (incorporated by reference) in reliance upon the authority of said firm as experts in giving said reports.


         The consolidated financial statements of Avesta Technologies, Inc. as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in the Registration Statement filed by Visual Networks, Inc. on Form S-4 have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports with respect thereto, and are included herein (incorporated by reference) in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

         Visual is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Securities Exchange Act"), and in accordance with the Securities Exchange Act, files reports, proxy statements and other information with the SEC. You may obtain such reports, proxy statements and other information from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330, or from the SEC's Internet web site at http:\www.sec.gov.

         This Prospectus is a part of a registration statement that Visual filed with the SEC. The registration statement contains more information than this Prospectus, including certain exhibits. You can get a copy of the Registration Statement from the SEC at the address listed above or from its web site.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows Visual to "incorporate" into this Prospectus information Visual periodically files with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this Prospectus which update and supersede the information you read in this Prospectus. We incorporate by reference the documents listed below, and all future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until we terminate the offering of these securities.

         SEC File No.: 000-23699                                          Period/Filing Date
         -----------------------                                          ------------------

         -  Annual Report on Form 10-K                                    Year ended December 31, 1999
         -  Quarterly Report on Form 10-Q                                 Quarter ended March 31, 2000
         -  Quarterly Report on Form 10-Q                                 Quarter ended June 30, 2000
         -  Current Report on Form 8-K                                    June 1, 2000
         -  The audited financial statements of Avesta Technologies       April 4, 2000, April 18, 2000 and
            filed with our Registration Statement on                      April 20, 2000
            Form S-4, as amended
         -  Description of our common stock contained in Form 8-A         January 1, 1998, and any amendment or
                                                                          report filed for the purpose of updating
                                                                          such description.

         You may request a copy of these documents, at no cost, by writing to:

                  Visual Networks, Inc.
                  Director of Investor Relations
                  2092 Gaither Road
                  Rockville, Maryland 20850

You should rely on the information incorporated by reference or provided in this Prospectus or the Prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or the Prospectus supplement is accurate as of any date other than the date on the front of the document.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Visual pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses and costs expected to be incurred in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the SEC registration fee.

         SEC registration fee                                 $        3,150
         Legal fees and expenses                                       5,000
         Accounting fees and expenses                                  5,000
         Transfer Agent fees                                           2,000
         Printing expenses                                             2,000
                                                              ---------------

                  Total                                       $       17,150
                                                              ---------------

         All expenses will be borne by Visual Networks, Inc.

15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Our Bylaws include provisions to require us to indemnify our directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary. Section 145 also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

         At present, there is no pending litigation or proceeding involving a director or officer of Visual as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

16.  EXHIBITS

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS.

The following exhibits are filed or incorporated by reference, as stated below:

EXHIBIT NO.     DESCRIPTION
5.1             Opinion of Piper Marbury Rudnick & Wolfe LLP regarding legality.
23.1            Consent of Arthur Andersen LLP (audit report of Visual Networks, Inc.).
23.2            Consent of Arthur Andersen LLP (audit report of Avesta Technologies, Inc.).
23.3            Consent of Piper Marbury Rudnick & Wolfe LLP (included in Exhibit 5.1).
24.1            Powers of Attorney (included in signature page).

--------------------------------

17.   UNDERTAKINGS

         The undersigned registrant hereby undertakes:

                  (1)To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                     Statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                           (iii) To include any material information with
                                 respect to the plan of distribution not
                                 previously disclosed in the Registration
                                 Statement or any material change to such information in the Registration Statement.

                  (2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4)That, for purposes of determining any liability under the
                     Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
                     1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforcable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on November 8, 2000.

                                      VISUAL NETWORKS, INC.

                                      By:
                                           /s/ SCOTT E. STOUFFER
                                           ------------------------------
                                           Scott E. Stouffer
                                           Chief Executive Officer and President


                                POWER OF ATTORNEY


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Scott E. Stouffer, Peter J. Minihane and Nancy A. Spangler, and each of them, his or her true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to execute and cause to be filed with the SEC any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.


         SIGNATURE                                   TITLE                                    DATE
         ---------                                   -----                                    ----

        /s/ SCOTT E. STOUFFER               President, Chief Executive Officer          November  7, 2000
--------------------------------------      and Director (Principal Executive           ---------------------
          Scott E. Stouffer                 Officer)

       /s/ PETER J. MINIHANE                Executive Vice President, Chief             November  7, 2000
---------------------------------------     Financial Officer and Treasurer             ---------------------
          Peter J. Minihane                 (Principal Financial Officer)



         /s/ MARC F. BENSON                                                             November 6, 2000
----------------------------------------    Director                                    ---------------------
         Marc F. Benson


         /s/ WILLIAM J. SMITH                                                           November 6, 2000
----------------------------------------    Director                                    ---------------------
         William J. Smith

                                   Appendix A


                            AVESTA TECHNOLOGIES, INC.

                                TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
            CONSOLIDATED BALANCE SHEET
              As of March 31, 2000..................................................        A-2

            CONSOLIDATED STATEMENTS OF OPERATIONS
              For the Three Months Ended March 31, 1999 and 2000....................        A-3

            CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Three Months Ended March 31, 1999 and 2000....................        A-4

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..............................        A-5

                            AVESTA TECHNOLOGIES, INC.

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                  MARCH 31,
                                                                                    2000
                                                                                -------------
                                 ASSETS
      Current assets:
        Cash and cash equivalents................................                  $    6,886
        Short-term investments...................................                       2,409
        Accounts receivable, net of allowance of $430............                       1,943
        Prepaid expenses and other current assets................                         812
                                                                                   ----------
      Total current assets.......................................                      12,050
      Property and equipment, net................................                       1,595
      Intangible assets..........................................                       5,937
      Other assets...............................................                         421
                                                                                   ----------
                Total assets.....................................                  $   20,003
                                                                                   ==========
                      LIABILITIES AND STOCKHOLDERS' DEFICIT
      Current liabilities:
        Accounts payable and accrued expenses....................                  $    6,423
        Deferred revenue.........................................                       6,328
        Line of credit...........................................                       1,583
        Current portion of capital lease obligations.............                          20
                                                                                   ----------
      Total current liabilities..................................                      14,354
      Capital lease obligations, net of current portion..........                          50
      Deferred rent..............................................                         541
                                                                                   ----------
                Total liabilities................................                      14,945
                                                                                   ----------
      Commitments and contingencies (Note 5)
      Redeemable convertible preferred stock:
        Series A, Series B, Series C, and Series D
           redeemable convertible preferred stock, $.01 par
           value, 8,829,997 shares authorized in the
           aggregate, 8,360,819 shares issued and
           outstanding in the aggregate (stated at                                     35,386
           aggregate liquidation preference).....................                  ----------
      Stockholders' deficit:
        Common stock, $0.01 par value; 45,000,000 shares
           authorized, 9,670,530 shares issued and
           outstanding ..........................................                          97
        Additional paid-in capital...............................                       8,462
        Warrants.................................................                       2,591
        Deferred compensation....................................                      (2,808)
        Other accumulated comprehensive loss.....................                        (134)
        Accumulated deficit......................................                     (38,536)
                                                                                   ----------
                Total stockholders' deficit......................                     (30,328)
                                                                                   ----------
                Total liabilities and stockholders' deficit......                  $   20,003
                                                                                   ==========

              The accompanying notes are an integral part of this
                          consolidated balance sheet.

                            AVESTA TECHNOLOGIES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                                             THREE MONTHS ENDED
                                                                  MARCH 31,
                                                        ----------------------------
                                                             1999           2000
                                                        ------------    ------------
           Revenues:
             Software license................           $     1,299     $      1,658
             Service and maintenance.........                   376            1,037
                                                        -----------     ------------
                     Total revenues..........                 1,675            2,695
                                                        -----------     ------------
           Cost of revenues:
             Software license................                   147              262
             Service and maintenance.........                   170              334
                                                        -----------     ------------
                     Total cost of revenues..                   317              596
                                                        -----------     ------------
           Gross profit......................                 1,358            2,099
                                                        -----------     ------------
           Operating expenses:
             Research and development........                   808            2,077
             Sales and marketing.............                 2,047            5,698
             General and administrative......                 1,052            2,167
                                                        -----------     ------------
                     Total operating expenses                 3,907            9,942
                                                        -----------     ------------
           Loss from operations..............                (2,549)          (7,843)
           Other income (expense):
             Interest expense................                   (33)             (88)
             Interest income.................                    97              175
                                                        -----------     ------------
           Net loss..........................           $    (2,485)    $     (7,756)
                                                        ============    =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            AVESTA TECHNOLOGIES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                      ---------------------------
                                                                           1999           2000
                                                                      ------------    -----------
       Operating activities:
         Net loss...................................................  $    (2,485)    $   (7,756)
         Adjustments to reconcile net loss to net cash used in
           operating activities, excluding effects of acquisitions:
           Depreciation and amortization............................          182            220
           Deferred rent............................................           --             97
           Stock-based compensation.................................           --            198
           Sales discount related to warrants (Note 4)..............           --            870
           Changes in assets and liabilities:
             Accounts receivable....................................       (1,555)           285
             Prepaid expenses and other current assets..............         (115)           117
             Accounts payable and accrued expenses..................          953          1,240
             Deferred revenue.......................................        1,649          2,599
                                                                      -----------     ----------
       Net cash used in operating activities........................       (1,371)        (2,130)
                                                                      -----------     ----------
       Investing activities:
         Net maturities (purchases) of marketable securities........       (9,469)         3,368
         Purchases of fixed assets..................................         (271)          (713)
                                                                      ------------    -----------
       Net cash provided by (used in) investing activities..........       (9,740)         2,655
                                                                      -----------     ----------
       Financing activities:
         Proceeds from sale of preferred stock......................        8,457             --
         Proceeds from exercise of stock options....................           26             54
         Net proceeds from line of credit...........................           16             43
         Principal payments under capital lease obligations.........          (11)           (18)
                                                                      ------------    ----------
       Net cash provided by financing activities....................        8,488             79
                                                                      -----------     ----------
       Effect of exchange rate changes on cash and cash
         equivalents................................................           (3)             1
                                                                      -----------     ----------
       Increase (decrease) in cash and cash equivalents.............       (2,626)           605
       Cash and cash equivalents at beginning of the period.........        3,667          6,281
                                                                      -----------     ----------
       Cash and cash equivalents at end of the period...............  $     1,041     $    6,886
                                                                      ===========     ==========
       Supplemental disclosure of cash flow information:
         Cash paid during the period for interest...................  $        33     $       88
                                                                      ===========     ==========
       Supplemental disclosure of non-cash investing and financing activities
         Assets acquired under capital leases.......................  $        29     $       --
                                                                      ===========     ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            AVESTA TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS:

     Avesta Technologies, Inc. and subsidiaries ("Avesta" or the "Company") provide software that enhances the availability and performance of an organization's e-business infrastructure. The software enables organizations to discover and understand how their information technology resources work together to provide services to users, then monitors, manages and reports on the availability and performance of those services in real-time.

     The Company's operations are subject to certain risks and uncertainties, including among others, dependence on significant customers, rapidly changing technology, current and potential competitors with greater financial, technological, and marketing resources, dependence on key management personnel, limited protection of intellectual property and proprietary rights, uncertainty of future profitability and possible fluctuations in financial results.

     On February 7, 2000, the Company entered into an agreement and plan of merger (the "Merger") with Visual Networks, Inc. ("Visual"). Upon closing of the Merger on May 24, 2000, Visual acquired all of the outstanding preferred and common stock of the Company. In addition, all of the Company's outstanding stock options and warrants were converted into options and warrants to purchase shares of Visual common stock. At closing, Avesta equity holders received an aggregate of 5,413,530 shares of Visual common stock, options to purchase 673,338 shares and warrants to purchase 445,463 shares of Visual common stock. In addition, Avesta equity holders are entitled to receive up to 2,000,000 shares of Visual common stock as additional consideration if certain annual sales goals are achieved in 2000.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

UNAUDITED INTERIM FINANCIAL INFORMATION

     These financial statements are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements, and it is suggested that these financial statements be read in conjunction with the financial statements and notes thereto, included in the Visual Networks, Inc. Registration Statement on Form S-4. In the opinion of management, the comparative financial statements for the periods presented herein include all adjustments that are normal and recurring which are necessary for a fair presentation of results for the interim periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results for the entire year ending December 31, 2000.

RESTATEMENT OF FINANCIAL STATEMENTS

     The Company restated its financial statements for the three months ended March 31, 1999 and the nine months ended September 30, 1999. The adjustments for these periods relate to revenue recognition on software licenses, deferred compensation and the related amortization in connection with certain options and restricted stock grants. The effect the these adjustments for the three months ended March 31, 1999 was to increase net loss by approximately $300,000. Approximately $226,000 of this amount related to reductions in revenue and approximately $74,000 related primarily to the amortization of deferred compensation. The effect of these adjustments for the nine months ended September 30, 1999 was to increase the net loss by approximately $5,654,000. Approximately $5,291,000 of this amount related to reductions in revenue and approximately $363,000 related to the amortization of deferred compensation.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Avesta Technologies, Inc. and its wholly owned subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company's cash equivalents consist primarily of commercial paper. At December 31, 1999 and March 31, 2000, the Company has substantially all its cash and cash equivalents in one financial institution.

SHORT-TERM INVESTMENTS

     The Company classifies, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all of its investments as available for sale. The investments consist primarily of commercial paper and debt securities and are stated at fair value, with unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses and declines in value, judged to be other than temporary, on available for sale securities are included in other income. The costs of investments sold are determined using the specific identification method. At March 31, 2000, the fair values of the Company's short-term investments approximated their respective costs. For the three months ended March 31, 2000, the unrealized gains and losses were insignificant.

PROPERTY AND EQUIPMENT

     Fixed assets are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the improvements or the term of the applicable leases.

     Property and equipment consists of the following (in thousands):


                                                       MARCH 31,
                                                         2000
                                                     -----------
            Furniture and fixtures.................    $    234
            Leasehold improvements.................         404
            Computer equipment and software........       2,558
                                                       --------
                                                          3,196
            Less -- Accumulated depreciation and
              amortization.........................      (1,601)
                                                       --------
                                                       $  1,595
                                                       ========

REVENUE RECOGNITION

     Software license revenues are recognized upon the shipment of the software provided the fee is fixed and determinable, the arrangement does not involve significant customization of the software and collection of the resulting receivable is probable. The Company's software license contracts generally do not provide for a right of return. Revenues from resellers are recorded when the related products are sold to end-users and collection is probable.

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition." SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements, such as software products, upgrades, enhancements, post-contract customer support, installation and training, to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. The Company adopted SOP 97-2 in 1998 and recognizes software revenue in accordance with SOP 97-2. Effective December 15, 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." This SOP amends SOP 98-4, "Deferral of Effective Date of a Provision of SOP 97-2," to extend the deferral of the application of passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning before March 15, 1999, and provides additional guidance regarding the accounting for multiple element software sales. Amounts allocated to software products are determined using the residual method in accordance with SOP 98-9, whereby the fair value of any undelivered service and support elements is deferred and any remaining amounts are allocated to the software. The revenue allocated to post-contract customer support is recognized ratably over the term of the support, and revenue allocated to service elements is recognized as the services are performed.

     Revenues for consulting and training services are recognized on a time-and-materials basis or using the percentage-of-completion method in accordance with SOP 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts." The percentage-of-completion method generally applies to revenues from fixed-fee service contracts as well as the service component of the multiple element contracts. The Company also applies SOP 81-1 when services provided are critical to the functionality of the software. Such revenues are recognized as a percentage of costs incurred to date to the estimated total costs for each contract. The cumulative effect of revisions in estimates of the percentage to complete is reflected in the period in which the revisions are made. Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses are determined. Billings in excess of earned revenues are classified as deferred revenues.

STOCK-BASED COMPENSATION

     The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes compensation expense only if the fair value of the underlying common stock exceeds the exercise price of the stock option on the date of grant. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation. As permitted by SFAS No. 123, the Company continues to account for stock-based compensation in accordance with APB Opinion No. 25 and has elected the pro forma disclosure alternative of SFAS No. 123.

INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

FOREIGN CURRENCY AND INTERNATIONAL OPERATIONS

     The functional currencies of two of the Company's subsidiaries are the Canadian and Singapore dollars, respectively. The financial statements of these subsidiaries are translated to U.S. dollars using year-end rates of exchange for assets and liabilities and average rates during the relevant period for revenues and expenses. Translation gains and losses are accumulated as a component of other comprehensive loss in stockholders' equity.

COMPREHENSIVE INCOME (LOSS)

     The Company reports comprehensive income (loss) in accordance with SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components. SFAS No. 130 requires foreign currency translation adjustments and the unrealized gains and losses on marketable securities, net of tax, to be included in other comprehensive income (loss).

3.  TELECOMS DATA SYSTEMS:

     In December 1999, the Company acquired all of the outstanding stock of Telecoms Data Systems SAS ("TDS") for approximately $1,333,000 in cash and 374,550 shares of common stock. In addition to the purchase price paid at closing, the seller is entitled to additional payments based on a percentage of future TDS software revenues, as defined. The right to receive such cash payments extends for a period of 5 years and payments are due quarterly. In the event that the Company does not consummate an initial public offering ("IPO") within 8 months from the date of closing, the former stockholder of TDS has the right to repurchase the TDS stock and related technology in exchange for the return of the Avesta common stock and approximately $833,000. In the event that such repurchase option is exercised, TDS will enter into a license agreement with the Company providing for the license of TDS products and technology to the Company for a period of at least five years. The $833,000 cash portion of the purchase price will be credited against royalties due under the license agreement. As a result of this repurchase right, the Company has accounted for this arrangement as an option. Accordingly, the consideration paid to the TDS stockholder and the related transaction costs have been included in intangible assets on the accompanying balance sheet as of March 31, 2000. The operating results of TDS have not been included in the Company's results of operations. In October 2000, the seller notified the Company of the intent to exercise the repurchase option.


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


4.  WARRANTS:

     In March 2000, the Company issued 170,000 warrants to purchase common stock to a customer at an exercise price of $12. The Company recorded the fair value of the warrants as a sales discount during the three months ended March 31, 2000.

5.  COMMITMENTS AND CONTINGENCIES:

LITIGATION

     In October 1997, a lawsuit was filed against the Company and one of its employees that alleges patent infringement, unfair competition, breach of contract and interference with contractual relations resulting in unjust enrichment. The Company answered the complaint, denying all allegations, and also asserted counterclaims against the plaintiff for patent misuse, unfair competition and interference with business and patent invalidity. The Company intends to vigorously defend itself against these allegations and management believes that they acted appropriately in connection with the matters at issue. The Company cannot presently determine the ultimate outcome of this action and the effect, if any, on the accompanying financial statements. A negative outcome could have a material adverse effect on the Company's financial position. Failure to prevail in the litigation could result in one or more of the following: (i) the payment of substantial monetary and punitive damages; (ii) the reimbursement of the plaintiff's legal costs; (iii) the requirement to stop selling one of the Company's major products in its current form; (iv) the redesign of that product; (v) the requirement to license certain technology from the plaintiff, which could include significant royalty payments; and (vi) the indemnification of certain customers against any losses they may incur due to the alleged infringement. In addition, the Company has incurred approximately $2,541,000 in legal costs related to this litigation from its inception through March 31, 2000 and expects to incur substantial additional costs. The Company expenses these costs as incurred.

6. CREDIT FACILITY:

     In October 1998, the Company entered into a one-year, $3,000,000 revolving line of credit agreement with a financial institution (the "Facility"). Borrowings under the Facility cannot exceed 85 percent of outstanding eligible accounts receivable, as defined, and bear interest at the bank's prime rate plus 2 percent. Borrowings under the Facility are secured by all of the Company's assets, including its intellectual property, and the payment of cash dividends is restricted. In October 1999, the financial institution renewed the Facility and increased the amounts available under the Facility to $7,500,000, maturing in October 2000. The terms of the borrowings remain substantially as described above. At March 31, 2000, borrowings under the Facility were approximately $1,583,000. At March 31, 2000, the interest rate on outstanding borrowings was
10.75 percent.

7.  SIGNIFICANT CUSTOMERS:

     During the three months ended March 31, 2000, two customers accounted for approximately 54 and 12 percent of revenues, respectively. During the three months ended March 31, 1999, two customers accounted for approximately 29 and 11 percent of revenues, respectively. At March 31, 2000, two customers accounted for 81 and 14 percent, respectively, of the Company's accounts receivable balance.


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